July 3, 2014

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	SurePure, Inc. Amendment No. 3 to Registration Statement on Form S-1

Filed July 3, 2014

File No. 333-193769

Dear Ms. Ravitz:

We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) Amendment No. 3 to our Registration Statement on Form S-1, including the opinion of the Registrant’s counsel attached as Exhibit 5.1 thereto. Such Amendment No. 3 has been marked with  tags to indicate changes made from the previous filing.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately addressed all of the Commission’s comments regarding Amendment No. 2 to the Registration Statement on Form S-1 originally filed on June 23, 2014, with the filing of the Amendment No. 3 to the Registration Statement on Form S-1 on July 3 2014. We therefore respectfully request that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will be effective at 5:30 p.m. on July 7, 2014, or as soon thereafter as may be practicable. For the avoidance of doubt, this letter amends and supersedes our letter submitted to you at 1:18 p.m. on July 3, 2014.

If there are any questions or comments, please contact our counsel, William Newman of Barton LLP at (212) 885-8849.

Very truly yours

/s/ Stephen M. Robinson

Stephen M. Robinson,

Chief Financial Officer